SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ No. 07.526.557/0001-00

NIRE 35.300.368.941

Publicly-held Company

NOTICE TO SHAREHOLDERS

The management of Ambev S.A. (the “Company”), as a result of the merger of Ambev Brasil Bebidas S.A. (CNPJ No. 73.082.158/0001-21) (“Ambev Brasil”) with and into the Company, approved on January 2, 2014 (the “Merger”), hereby informs its shareholders of the following:

Appraisal Right of Ambev Brasil Minority Shareholders

1.      None of the Ambev Brasil’s shareholders exercised the appraisal right during the period ended on February 10, 2014. As a result, the effects of the Merger are fully ratified and the resolutions taken under the general shareholders’ meetings of the Company and Ambev Brasil become final.

Fractional Entitlements

2.      As previously informed, each 1.019657 Ambev Brasil common share entitled its holder to the receipt of one common share of the Company.

3.      Up to March 13, 2014 (inclusive) the Ambev Brasil’s shareholders holding Company’s fractional entitlements may, at their sole discretion, adjust their positions, by means of acquisition or sale, upon private trading, in order to form indivisible shares of the Company.

4.      From March 14, 2014, the cash amount corresponding to the shares which could not be attributed as an indivisible share to each shareholder of Ambev Brasil will be paid to its holder by the Company in Brazilian reais, as approved at the Company’s shareholders’ meeting held on January 2, 2014, based on their respective book value on December 31, 2012, which is R$ 3.92 per share. Such cash payment will be made up to April 1st, 2014. In the absence of the applicable shareholders’ bank account information or in case of outdated records, payment will be made available to eligible shareholders at the Company’s headquarters.

São Paulo, February  11, 2014.

Nelson José Jamel

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2014

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer